                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             NUR MACROPRINTERS LTD.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                             NUR MACROPRINTERS LTD.
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                       (Names of Filing Person (Offeror))

           OPTIONS TO PURCHASE ORDINARY SHARES WITH AN EXERCISE PRICE
                       EQUAL TO OR GREATER THAN $1.50 (US)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    M75165106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                   NETA BLOCH
                          12 Abba Hillel Silver Street
                                       Lod
                                  71111, Israel
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

--------------------------------------------------------------------------------
                                    Copy to:
                                RUBI FINKELSTEIN
                       Orrick, Herrington & Sutcliffe LLP
                                666 Fifth Avenue
                               New York, NY 10103
                                 (212) 506-5000
--------------------------------------------------------------------------------

                            CALCULATION OF FILING FEE

Transaction Valuation*                                     Amount of Filing Fee
---------------------                                      --------------------
     $10,819,998.525                                              $995.43
     ---------------                                              -------

 *Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,027,166 ordinary shares of NUR Macroprinters Ltd. having an aggregate value of $10,819,998.525 as of May 16, 2002 will be cancelled and exchanged pursuant to the Offer. The aggregate value of the options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Exchange Act, equals .000092 of such value.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:
      [ ]   third-party tender offer subject to Rule 14d-1.
      [X]   issuer tender offer subject to Rule 13e-4.
      [ ]   going-private transaction subject to Rule 13e-3.
      [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Tender Offer Statement on Schedule TO relates to the Offer (as defined below) by NUR Macroprinters Ltd. to eligible optionholders to exchange, for compensatory purposes, all outstanding options to purchase ordinary shares of NUR granted under NUR's 2000 Stock Option Plan, 1997 Stock Option Plan and 1995 Stock Option/Stock Purchase Plan (together, the "Stock Option Plans") that
(a) have an exercise price equal to or greater than $1.50 (US) or (b) were granted to a participating optionholder between (i) the date that is six months preceding the date the Offer commences, and (ii) the date on which the options are cancelled that have a lower exercise price than any option that optionholder tenders ("Eligible Options"), for replacement options to purchase ordinary shares of NUR. NUR intends to grant the replacement options on the day that is six months and one day (or as soon as practicable thereafter) after the cancellation of Eligible Options accepted for exchange and will be granted under the Stock Option Plan from which the cancelled option was originally granted. The exercise price of the each replacement option will be the fair market value of one NUR ordinary share on the date they are granted, and the replacement options will be vested and exercisable to the same degree as the original options would have been had they not been cancelled.

         The replacement options will have the terms set forth in, and the tender, acceptance, cancellation and exchange of Eligible Options will be effected in accordance with and subject to the conditions described in, the disclosure document for the Offer to Exchange Certain Outstanding Stock Options, dated May 16, 2002 (the "Offering Memorandum") and the accompanying forms of Election Form, Notice of Change of Election and Agreement to Grant Replacement Options, which are attached to this Schedule TO as Exhibits (a)(1)(i),
(a)(1)(ii), (a)(1)(iii) and (a)(1)(iv) (collectively, as they may be amended from time to time, the "Offer").

         Eligible optionholders include all optionholders who are employees (including officers) or consultants of NUR or its subsidiaries who are eligible to participate in the option exchange. Any eligible optionholder who does not have a continuing relationship as an employee or consultant of NUR, its subsidiary or any successor company in a merger or acquisition (as applicable) through the replacement grant date will not receive a replacement option or any other consideration for his or her cancelled option.

Item 1. Summary Term Sheet.

         The information set forth in the Section entitled "Summary and Frequently Asked Questions" in the Offering Memorandum is incorporated by reference into this Item 1.

Item 2. Subject Company Information.

         (a) The name of the issuer is NUR Macroprinters Ltd., an Israeli corporation. The address and telephone number of its principal executive offices is 12 Abba Hilel Silver Street, Lod 71111, Israel, telephone: 972-8-914-5555.

         (b) If NUR receives and accepts tenders of all Eligible Options held by all eligible optionholders, subject to the terms and conditions of the Offer, NUR will grant replacement options to purchase an aggregate of 2,027,166 of its ordinary shares. This represents approximately 93% of all subject to options outstanding as of March 31, 2002 and approximately 12% of its ordinary shares outstanding as of March 31, 2002.

         (c) The information set forth in Section 13 of the Offering Memorandum ("Price Range of Ordinary Shares; Dividends; Prior Public Offerings; Prior Purchases of Subject Securities") is incorporated by reference into this Item 2(c).

Item 3. Identity and Background of Filing Person.

         (a) The filing person is NUR Macroprinters Ltd. The information set forth in Item 2(a) above and in Schedule A to the Offering Memorandum ("Information Concerning the Directors and Executive Officers of NUR Macroprinters Ltd.") is incorporated by reference into this Item 3(a).

Item 4. Terms of the Transaction.

         (a) The information set forth in the Offering Memorandum in the Section entitled "Summary and Frequently Asked Questions," Section 1 ("Eligible Options; Replacement Options; Employment Status; Expiration and Extension of Offer; Notification"), Section 4 ("Procedure for Tendering Options"), Section 5 ("Withdrawal or Change of Election"), Section 6 ("Acceptance and Cancellation of Options; Grant of Replacement Options; No Option Grants Between Cancellation and Replacement"), Section 7 ("Conditions to the Offer; Waiver of Conditions"),
Section 8 ("Source and Amount of Consideration"), Section 10 ("Tax Consequences") and Section 15 ("Status of Options Acquired in the Offer; Accounting Consequences of the Offer") is incorporated by reference into this
Item 4(a). In addition, form stock option letter agreements for the Plans are attached as exhibits (d)(4)-(d)(8) to this Schedule TO. In general, the terms and conditions of the replacement options will be substantially similar to the terms and conditions of the form stock option letter agreements, except as otherwise described in the Offering Memorandum. Each optionee should, however, refer to the specific terms and conditions set forth in his or her individual stock option letter agreement(s), as those will be the terms and conditions applicable to his or her replacement option(s).

         (b) The information set forth in Section 14 of the Offering Memorandum ("Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options") is incorporated by reference into this Item 4(b).

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

         (e) The information set forth in Section 14 of the Offering Memorandum ("Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options") is incorporated by reference into this Item 5(e).

Item 6. Purposes of the Transaction and Plans or Proposals.

         (a) The Offer is being conducted for the compensatory purposes described in the Offering Memorandum. The information set forth in Section 3 of the Offering Memorandum ("Purpose of the Offer; No Extraordinary Transactions; No Recommendation") is incorporated by reference into this Item 6(a).

         (b) The Eligible Options accepted for exchange by NUR pursuant to the Offer will be canceled by NUR in exchange for replacement options NUR intends to grant on a date that is six months and one day (or as soon as practicable thereafter) after the cancellation date. The information set forth in the Offering Memorandum in Section 6 ("Acceptance and Cancellation of Options; Grant of Replacement Options; No Option Grants Between Cancellation and Replacement") and Section 15 ("Status of Options Acquired in the Offer; Accounting Consequences of the Offer") is incorporated by reference into this Item 6(b).

         (c) The information set forth in Section 3 of the Offering Memorandum ("Purpose of the Offer; No Extraordinary Transactions; No Recommendation") is incorporated by reference into this Item 6(c).

Item 7. Source and Amount of Funds or Other Consideration.

         (a) The information set forth in Section 8 of the Offering Memorandum ("Source and Amount of Consideration") is incorporated by reference into this
Item 7(a).

         (b) The information set forth in Section 7 of the Offering Memorandum ("Conditions to the Offer; Waiver of Conditions") is incorporated by reference into this Item 7(b).

         (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

         (a) The information set forth in Section 14 of the Offering Memorandum ("Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options") is incorporated by reference into this Item 8(a).

         (b) The information set forth in Section 14 of the Offering Memorandum ("Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options") is incorporated by reference into this Item 8(b).

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

         (a) Not applicable.


Item 10. Financial Statements.

         (a) The information set forth in (1) the sections entitled "Selected Financial Data" and "Financial Statements" on page 3 and pages F-1 through F-39 of NUR's annual report on Form 20-F for the year ended December 31, 2000 and (2) NUR's press release dated November 7, 2001 (containing unaudited financial information for the nine months ended September 30, 2001), which is incorporated into a Form 6-K dated November 8, 2001, is incorporated by reference into this
Item 10(a). Copies of the annual report and Form 6-K, excluding exhibits, may be obtained free of charge upon request to NUR and may be inspected and copied free of charge at NUR's principal executive offices. Copies of exhibits are available for a nominal fee.

         The information set forth in Section 12 of the Offering Memorandum ("Financial Information") is incorporated by reference into this Item 10(a).

         (b) Not applicable.

Item 11. Additional Information.

         (a) (1) The information set forth in Section 14 of the Offering Memorandum ("Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options") is incorporated by reference into this Item 11(a)(2).

             (2) The information set forth in Section 16 of the Offering Memorandum ("Legal Matters; Regulatory Approvals") is incorporated by reference into this Item 11(a)(2).

             (3)-(5)  Not applicable.

         (b) Not applicable.

Item 12. Exhibits.

         (a)(1)(i)      Offering Memorandum dated May 16, 2002.

         (a)(1)(ii)     Form of Election Form.

         (a)(1)(iii)    Form of Notice of Change of Election.

         (a)(1)(iv)     Form of Agreement to Grant Replacement Option.

         (a)(2) The information regarding the purpose of the Offer set forth in Section 3 of the Offering Memorandum
                        ("Purpose of the Offer; No Extraordinary
                        Transactions; No Recommendation") is incorporated by reference into this Item 12(a)(2).

         (a)(3)-(5)     Not applicable.

         (b)            Not applicable.

         (c)            Not applicable.

         (d)(1)         NUR Macroprinters Ltd. 2000 Stock Option Plan.

         (d)(2)         NUR Macroprinters Ltd. 1997 Stock Option Plan, previously filed as an exhibit to NUR's
                        Annual Report on Form 20-F, filed with the SEC on December 31, 1997.

         (d)(3)         NUR Macroprinters Ltd. 1995 Stock Option/Stock Purchase Plan, previously filed as an exhibit to NUR's Form F-1, filed with the SEC on July 25, 1995.

         (d)(4)         Form of Share Option Agreement for Asia.

         (d)(5)         Form of Employee Share Option Plan Agreement for U.S.

         (d)(6)         Form of Share Option Agreement for Europe.

         (d)(7)         Form of Share Option Agreement for Israel - Section 102 to the Income Tax Ordinance.

         (d)(8)         Form of Share Option Agreement for Israel - Section 3(i) to the Income Tax Ordinance.

         (g)            Not applicable.

         (h)            Not applicable.

Item 13. Information Required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 NUR Macroprinters Ltd.



Date:  May 16, 2002                             /s/ Erez Shachar
                                                 -------------------------------

                                                 -------------------------------

                                                 -------------------------------

                                INDEX TO EXHIBITS

Exhibit Number   Description
(a)(1)(i)        Offering Memorandum, dated May 16, 2002.

(a)(1)(ii)       Form of Election Form.

(a)(1)(iii)      Form of Notice of Change of Election.

(a)(1)(iv)       Form of Agreement to Grant Replacement Option.

(d)(1)           NUR Macroprinters Ltd. 2000 Stock Option Plan.

(d)(2)           NUR Macroprinters Ltd. 1997 Stock Option Plan, previously filed as an exhibit to NUR's Annual
                 Report on Form 20-F, filed with the SEC on December 31, 1997.

(d)(3)           NUR Macroprinters Ltd. 1995 Stock Option/Stock Purchase Plan, previously filed as an exhibit to NUR's Form F-1, filed with the SEC on July 25, 1995.

(d)(4)           Form of Share Option Agreement for Asia.

(d)(5)           Form of Employee Share Option Plan Agreement for U.S.

(d)(6)           Form of Share Option Agreement for Europe.

(d)(7)           Form of Share Option Agreement for Israel - Section 102 to the Income Tax Ordinance.

(d)(8)           Form of Share Option Agreement for Israel - Section 3(i) to the Income Tax Ordinance.






                       STATEMENT OF DIFFERENCES

The trademark symbol shall be expressed as..................................'TM'